SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference are the following documents:

1.     Exhibit 99.1: The Registrant’s Press Release Announcing a Special Meeting of Shareholders, dated May 9, 2008.

2.     Exhibit 99.2: The Registrant’s Press Release re Scopus to Send Letter to Shareholders, dated May 9, 2008.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s Registration Statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: May 9, 2008